BLUESCOPE STEEL

RECEIVED

BlueScope Steel Limited
ABN 16 000 011 058
Level 11
120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207 Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4118
www.bluescopesteel.com

10 May 2007

07023546

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Ladies and Gentlemen

Re: BlueScope Steel Limited
Rule 12g3-2(b) Exemption (File No. 82-34676)

The enclosed information is being furnished by BlueScope Steel Limited ("BlueScope Steel") under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). BlueScope Steel's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents (also listed in Attachment A) are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that BlueScope Steel is subject to the Exchange Act.

Yours faithfully

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

JUDITH O'SULLIVAN
Assistant Company Secretary

Encl

Attachment A

Lodgement Date	Name of Document
10/05/2007	Merrill Lynch Global Metals & Mining Conference 2007, Dublin

BLUESCOPE STEEL

Merrill Lynch Global Metals & Mining Conference 2007, Dublin

Kirby Adams, Managing Director & Chief Executive Officer

8th – 10th May 2007

ASX Code: BSL

Important notice

THIS PRESENTATION IS NOT AND DOES NOT FORM PART OF ANY OFFER, INVITATION OR RECOMMENDATION IN RESPECT OF SECURITIES. ANY DECISION TO BUY OR SELL BLUESCOPE STEEL LIMITED SECURITIES OR OTHER PRODUCTS SHOULD BE MADE ONLY AFTER SEEKING APPROPRIATE FINANCIAL ADVICE. RELIANCE SHOULD NOT BE PLACED ON INFORMATION OR OPINIONS CONTAINED IN THIS PRESENTATION AND, SUBJECT ONLY TO ANY LEGAL OBLIGATION TO DO SO, BLUESCOPE STEEL DOES NOT ACCEPT ANY OBLIGATION TO CORRECT OR UPDATE THEM. THIS PRESENTATION DOES NOT TAKE INTO CONSIDERATION THE INVESTMENT OBJECTIVES, FINANCIAL SITUATION OR PARTICULAR NEEDS OF ANY PARTICULAR INVESTOR.

TO THE FULLEST EXTENT PERMITTED BY LAW, BLUESCOPE STEEL AND ITS AFFILIATES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, ACCEPT NO RESPONSIBILITY FOR ANY INFORMATION PROVIDED IN THIS PRESENTATION, INCLUDING ANY FORWARD LOOKING INFORMATION, AND DISCLAIM ANY LIABILITY WHATSOEVER (INCLUDING FOR NEGLIGENCE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS PRESENTATION OR RELIANCE ON ANYTHING CONTAINED IN OR OMITTED FROM IT OR OTHERWISE ARISING IN CONNECTION WITH THIS.


Introduction and
Headlines
BUTLER

BlueScope Steel Overview

- Global flat steel product solutions company – spun out of BHP July 2002
- EV at listing approximately A$3.0B – currently around A$10.0B
- Unique production footprint and building products franchise in
  - Australia / New Zealand
  - China, SE Asia and India
  - North America
- Leading regional positions in
  - Metallic coating and painting of steel coil
  - Rollformed steel building products – roofing, walling, purlins and decking
  - Pre-engineered steel buildings
- Financial metrics (1H FY2007)
  - Revenue A$4.5B (A$4.9B inclusive of USA JV)
  - EBIT A$635M
  - ROE 24%
  - Gearing (net debt) 35.6%
- Cash from operations – strong - $752M in 6 months. EBITDA A$794M
- Focus on rewarding shareholders as we grow – 78% NPAT over 4.5 years
- Strategy – midstream and downstream growth to create a more diversified and stable revenue / earnings profile
- Core Value is Care – for employees, communities, customers and shareholders

Zero harm is our goal for our team and communities

Lost Time Injury Frequency Rate



Lost time injuries per million man-hours worked
18
16
14
12
10
8
6
4
2
0
16
14
8.0
4.8
3.4
4.1
3.4
2.8
1.8
1.5
0.9
0.8
0.4
Reported performance for IISI member companies (employee only)
NSW Manufacturing 27.9 in 2005
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
1H 2007

Includes Contractor performance from 1996
Includes Butler performance from May 2004

Medically Treated Injury Frequency Rate



Medically treated injuries per million man-hours worked
70
60
50
40
30
20
10
0
60
52
47
29
22
22
17
12
9.3
8.2
9.3
6.5
6.8
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
1H 2007

Includes Contractor performance from 2004
Includes Butler performance from May 2004

18,269 Employees, 98 manufacturing sites, 17 countries

Continuing to reward our shareholders as we grow

- **Share Buybacks – Public listing to 31 December 2006**
  - Purchased and cancelled 116m shares
    - on market – 90m shares
    - off market – 26m shares
  - Average price paid $6.10 per share
- **Shares on issue**
  - As at 24 April 2007 733.2 million
- **Dividend reinvestment scheme**
  - Effective from and including final FY2006 ordinary dividend
- **Dividends – All fully franked (ordinary / special)**

Total return to shareholders since BSL's public listing (July 2002):

▪ Share buybacks	$ 707m	26%
▪ Dividends paid	$ 1,430m	52%
	$ 2,137m	78%

$2.89 per share or 78% payout ratio (NPAT)



50
45
40
35
30
25
20
15
10
5
0
22 / 7¢
13
9
7
30 / 10¢
18
12
10
42 / 20¢
24
18
20
44 / 0¢
24
20
21
FY2003
FY2004
FY2005
FY2006
FY2007
Interim
Final
Special

Group financial headlines 1H FY2007 vs. 1H FY2006

Across the board improvements

	Six months ended 31 December		Variance
	2007	2006	%
Revenue	A$4,528M	A$3,892M	Up 16% (record half year)
External despatches	3.7M tonnes	3.5M tonnes	Up 6% (record)
EBITDA	A$794M	A$593M	Up 34%
EBIT	A$635M	A$449M	Up 41%
NPAT	A$388M	A$312M	Up 24%
EPS			
- Reported	54.7¢	44.0¢	Up 24%
After Tax Return on Invested Capital	17.0%	14.6%	Up 16%
Return on Equity	24.0%	18.9%	Up 27%
Net Operating Cashflow			
- From operating activities	A$697M	A$349M	Up 100%
- After capex / investments	A$133M	A$(156)M	Up 185%
Dividend			
- Interim ordinary (fully franked)	21 cps	20cps	Up 5%
Gearing (net debt)	35.6%	33.2%	Down from 38% (June 06)

Record sales volumes, driven by strong demand for BlueScope's products



1H FY2005
Exports
23%
8%
4%
16%
11%
11%
5%
45%
1H FY2006
Exports
38%
21%
16%
3%
14%
34%
8%
4%
1H FY2007
Exports
31%
15%
15%
North
America
Exports - Americas
7%
Exports - Asia
9%
Australia
Asia
11%
NZ
39%
4%
External
Despatches
3,457MT
3,544MT
3,741MT
Record Half
Key
Exports - Americas
Exports - Asia
Exports – Europe/Med/Middle East/India
Domestic sales (produced and sold within country)
NA (NSBSS + C&BPNA)
Australia
New Zealand/Pacific
Asia

EBIT variance 1H FY2006 to 1H FY2007 by item



Recovery from Western Port fire and increased Asian despatches
Smorgon dividend 9
Lower redundancy 8
Prior period rebates 4
General employee share plan costs 12
Asset sales 5
Higher export slab and HRC prices
EBIT A$ Millions
850
750
650
550
450
350
250
$449m
$133m
$15m
$164m
$40m
$11m
($204m)
($11m)
$38m
$635m
Iron Ore (4)
Coal (6)
Opening Inventory (71) *
Scrap (12)
Coating Metals (112)
Ext Steel Feed 1
HY December 05
Export Prices
Domestic Prices
Volume / Mix
North Star Spread
Conversion & Other Costs
Raw Material Costs
Exchange Rates
Other
HY December 06

Note:

(*) In late FY2005, BlueScope purchased 300 – 400kt of lower priced iron ore, noting iron ore fines increased by approximately 71.5% from 1 July 2006. An equivalent arrangement was not available at the end of FY2006.

Cashflow – a real strength and point of differentiation

A$M	FY2003 (First full year of operations after listing)		First Half FY2006	First Half FY2007	
Source					Strong operations performance
Cashflow from operations	795		563	752	Working capital improvement initiatives pay off
Working capital movement	(31)		(214)	(55)	
Net cash from operations	**764**		**349**	**697**	
Application					Greenfield capex program slowing
Capital Expenditure	(165)		(365)	(245)	
Smorgon Steel shareholding (19.9%)	-		-	(319)	
Statutory (tax)	(29)	Includes special dividend	(239)	(126)	
Returned to shareholders	(101)		(390)	(169)	$168M underwritten DRP and debt reduction / other ($21M)
Net Funding	(468)		638	147	
	(763)		**(356)**	**(712)**	
Closing cash increase / (decrease)	1		(7)	(15)	

Balance sheet – working capital reductions and lower gearing improve financial flexibility

A$ Millions	As at 30 June 2006	As at 31 December 2006
Assets		
Cash	62	58
Receivables	1,344	1,181
Inventory	1,329	1,410
Other Assets	783	1,180[(1)]
Net Fixed Assets	3,743	3,736
Total Assets	**7,261**	**7,565**
Liabilities		
Creditors	959	838
Interest Bearing Liabilities	1,952	1,983
Provisions & other Liabilities	1,265	1,253
Total Liabilities	**4,176**	**4,074**
Net Assets	**3,085**	**3,491**
▪ **Net Debt / (Net Debt + Equity)**	**38.0%**	**35.6%**

Total revenue up 9% BUT receivables down 12%

Debt flat even with Smorgon 19.9% ($319M)

2.4 percentage point improvement in 6 months

(1) Includes BlueScope's 19.9% shareholding in Smorgon Steel

Reporting Segment Performance



Reporting business segments

Corporate / Group

Australia

Hot Rolled Products Australia



- Lowest quartile producer
- Leading supplier of flat steel in Australia
- Global scale

o *Port Kembla Steelworks*

Coated & Building Products Australia



- Largest supplier of metallic coated and painted steel in Australia
- Leading market shares in most key products

o *Western Port*
o *Springhill*
o *Lysaght Australia*
o *Service Centres*

New Zealand

New Zealand & Pacific Islands Products



- Only fully integrated flat steel maker in New Zealand
- Leading domestic market share of flat products

o *Pacific Islands*
o *Glenbrook, NZ*

Asia

Coated & Building Products Asia



- Pre-eminent seller of branded steel in Asia
- Lower cost "backward integration" growth strategy

o *Indonesian, Malaysian, Thailand and Vietnamese operations*
o *China, including Butler*
o *Lysaght Asia*
o *India – Tata BlueScope JV*

North America

Hot Rolled Products North America



- 50:50 joint venture with Cargill Inc.
- Again voted no. 1 flat rolled steel supplier in North America (Jacobson Survey)

o *Delta, Ohio*

Coated & Building Products North America



- Pre-eminent global designer / supplier Pre-engineered buildings
- No 2 position in North America and no. 1 in China

o *Butler buildings*
o *Vistawall*

All BlueScope business segments profitable and all growing revenue



EBIT variance 1H FY2006 to 1H FY2007 by reporting business segment
EBIT A$ Millions
700
650
600
550
500
450
400
350
300
$449m
$28m
$50m
($23m)
$29m
$45m
$35m
$13m
$9m
$635m
HY December 05
Hot Rolled Products Australia
Coated & Bldg Products Aust
NZ & Pacific Islands Products
Coated & Bldg Products Asia
Hot Rolled Products Nth America
Coated & Bldg Products Nth America
Corporate & Group
Discontinued Businesses
HY December 06

EBIT Movements	Hot Rolled Products Australia	Coated & Bldg Products Aust	NZ & Pacific Islands Products	Coated & Bldg Products Asia	Hot Rolled Products Nth America	Coated & Bldg Products Nth America	Corporate & Group	Discontinued Businesses
From 1H FY2006	$410M	$(30)M	$66M	$2M	$67M	$2M	$(61)M	$(6)M
To 1H FY2007	$438M	$20M	$43M	$31M	$112M	$37M	$(48)M	$3M
Due to:	• Higher export steel prices • Higher domestic volumes	• Higher sales vols • Higher zinc costs • Improved operations • Packaging loss	• Higher zinc costs • Higher R&M	• Higher sales volumes • Higher prices • Lower one-off costs	• Improved spread (North Star) • Higher slab & HRC prices for trading office sales	• Higher sales vols • Improved productivity • Increased market share	• SSX dividend • Lower employee share plan costs	• Taiwan closure
1H FY2007 Sales Revenue	• $2,000M +10%	• $1,699M +19%	• $364M +1%	• $676M +46%	• $661M (inc. NSBSS) +29%	• $656M +8%	-	-

Unique production footprint in the world's fastest growing regions



Pan Asia
24 Lysaght and
Butler PEB sites
India
Metal Coating 250kt
Painting 150kt
Thailand
Cold Rolling 350kt
Metal Coating 375kt
Painting 90kt
Malaysia
Metal Coating 150kt
Painting 60kt
Australia
7 Service Centres
37 Lysaght Sites
7 Bluescope Water
Indonesia
Metal Coating 100kt
Painting 50kt
Western Port
Hot Rolling 1.43mt
Cold Rolling 1.0mt
MC (3 lines) 830kt +
Painting (2 lines) 330kt +
China
MC 250kt
Painting 150kt
Vietnam
MC 125kt
Painting 50kt
Brisbane
Painting 90kt
Sydney
Paint Line (1 line) 120 kt
• Coated and Building Products
Butler / Vistawall
• North Star BluescopeJV
Hot Rolling 1.80mt (100%)
• Castrip JV with Nucor
Port Kembla / Illawarra
Raw Steel 5.2mt
Hot Rolling 2.8mt (inc HSM Exp)
Plate 360kt
Cold Rolling 930kt
Tinplate/Black plate 450k (1)
MC (3 lines) 750kt +
PL (2 lines) 207kt +
New Zealand / Pacific
Iron sand Mining
Raw Steel 625kt
Hot Rolling 750kt
Cold Rolling360kt
Metal Coating 230kt +
Painting 60kt
Hollow Sections 45kt
Pacific Roll forming sites 3

(1) Facility closed April 2007

BlueScope Steel China



1H FY2007	
REVENUE:	A$210M
EMPLOYEES:	1,926
INVESTED CAPITAL:	A$433M

BlueScope Steel in China

- ● 1 Metal Coating/Paint Line facility
- ○ 4 Lysaght manufacturing facilities
- ◌ 2 Butler PEB manufacturing facilities
- △ 60 Lysaght / CSC sales offices
- △ 24 Butler district offices / sales offices

BlueScope Steel North America



BlueScope Steel in North America

- ● 1 Regional Office
- ○ 4 BlueScope Steel Sales Offices
- ● North Star Bluescope – Delta OHIO
- ○ 7 Butler Manufacturing Plants
- △ 12 Butler Sales / Engineering Offices
- ○ 7 Vistawall Manufacturing / Fabrication Plants
- △ 12 Vistawall Sales Offices

<u>1H FY2007</u>

REVENUE: A$1,317M*

EBITDA: A$159M*

EMPLOYEES: 4,283*

INVESTED CAPITAL: A$485M*

(*INC NORTH STAR BLUESCOPE STEEL 50%)

Compound Annual Growth Rates


1400
1200
1000
800
600
400
200
1950
1960
1970
198


STRATEGY
+11%
+27%
+11%
Downstream
Midstream
Upstream

Global Steel Industry
BlueScope's Strategy




Industry Consolidation
100
80
60
40
20
0
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Arcelor + Mittal
Nippon Steel
POSCO
JFE
Corus + Tata
Baosteel
US Steel
Nucor
Thyssen Krupp
Evraz
Gerdau
Severstal
Wuhan
ChinaSteel
Maanshan
BlueScope
CSN
SSAB
Crude Steel Production (M tonnes)
Revenue (US$m)

World crude steel production - 1950 to 2006 – China driving growth but slowing



Compound Annual Growth Rates
6.0%
3.1%
0.3%
6.4%
Japan: 6.9%
World Excluding Japan: 1.8%
(1965-1980)
USSR: -4.1%
World Excluding USSR: 1.1%
(1980-1995)
China: 21.5%
World Excluding China: 2.1%
(1995-2006)
1400
1200
1000
800
600
400
200
0
Million Tonnes
1950
1960
1970
1980
1990
2000
2005

Source: IISI, BSL

Our strategy remains unchanged: Focused on growing more diversified and stable revenue / earnings profile

Revenue increased 1H 2006 vs. 1H 2007



+11%
Downstream
+27%
Midstream
+11%
Upstream

	GROWTH PROJECTS/INVESTMENTS	
	Major projects completed to 31 December 2006	**To be completed 2H FY2007 – FY2009**
Downstream	**Asia** ▪ India - PEB and Lysaght facilities at Pune ▪ India – Lysaght facility at Chennai & New Delhi **USA** ▪ Successful turnaround of Tennessee facility. ▪ Thailand – PEB facility ▪ China – Guangzhou (PEB and Lysaght) – Lang Fang (Panels) **Australia** ▪ A$319M Smorgon Steel shareholding (19.98%)	**Australia** ▪ Purchase of Smorgon's Distribution business (subject to conditions precedent). Net less than $300m
Midstream	**Asia** ▪ Thailand – second metal coating line (MCL2) and ramp up in progress – ramp up CRC ▪ Vietnam – metal coating (MCL) and paint line (PL) and ramp up in progress ▪ China – MCL and PL and ramp up in progress	**Asia** ▪ India – new MCL & PL construction (CY2009) ▪ Indonesia – MCL2 & PL2 (project deferred) **Australia** ▪ Sydney Colorbond® plant start-up (around June 2007)
Upstream	**Australia** ▪ 400kt HSM expansion at PKSW **New Zealand** ▪ Front end study **USA** ▪ North Star BlueScope – new bag house installed	***Australia*** ▪ BF No 5 reline (expected March 2009)

Acquisition of Smorgon Steel's distribution business (conditional)

Strategic rationale

- Secures BlueScope's place as the premier supplier and distributor of flat steel products to the Australian market
- Brings BlueScope closer to its end customers, consistent with our downstream strategy
- Increases ability to serve customers through a broader combined distribution network and product range including flat products, pipe and tube and other long products
- Improved efficiencies through linking with the BlueScope flat products supply chain

Financial Effect on BlueScope

- The financials below are per the OneSteel/Smorgon Steel announcements of June 26 and December 18 2006, and reflect a stand-alone listed distribution company. These numbers will not be the same under BlueScope Steel ownership but provide an order of magnitude indication:
  - ➢Revenue ~A$1,400m (under BlueScope ownership intercompany sales would need to be excluded)
  - ➢EBITDA ~A$80m (although this includes some listing and head office costs that won't apply to BSL)

Major project capital and investment spending profile

All in A$million	Total Est. Capex / Cost	Actual to 30/6/06	1H FY2007	2H FY2007	FY2008	FY2009
PROJECTS						
Projects completed						
Thailand – Coating expansion	80	80	-	-	-	-
Vietnam – Coating / Painting	136	136	-	-	-	-
China						
- Coating and Painting Facility	274	256	13	5	-	-
- Guangzhou Butler / Lysaght	33	31	2	-	-	-
India - Butler / Lysaght facilities	44	32	12	-	-	-
Australia						
Port Kembla (PKSW) - HSM expansion	100	98	2	-	-	-
- Sinter Plant Emissions	100	100	-	-	-	-
WA Service Centre	21	21	-	-	-	-
Projects to be completed / deferred						
India - Coating / Painting (50% interest)	133	-	5	20	62	46
Indonesia – Coating / Painting (deferred)	145	10	-	-	-	-
PKSW Blast Furnace No. 5 Reline	330	56	27	33	70	144
Western Sydney Colorbond®	150	95	29	24	2	-
INVESTMENTS						
Smorgon Steel's Distribution business (1)	700	-	319(2)	-	261(3)	-
Butler Manufacturing	277	277	-	-	-	-
Lysaght and water acquisitions	110	110	-	-	-	-
Total capital spending	**2,633**	**1,302**	**409**	**82**	**395**	**190**

Notes: (1) Purchase subject to conditions being satisfied. (2) Cost of 19.98% holding in Smorgon Steel (SSX). (3) Current estimated cost to BlueScope after allowance of sales proceeds (including profit) on sale of SSX shares, and dividends.

Global group sales revenue mix – mid and downstream sales revenue growth powering ahead

	1H FY2003	Growth	1H FY2005	Growth	1H FY2007
Downstream	A$315M	270.6%	A$1,166M	15.8%	A$1,350M
Midstream	A$1,031M	15.3%	A$1,188M	19.0%	A$1,413M
Upstream	A$960M	28.9%	A$1,238M	22.1%	A$1,511M
Discontinued/Other Businesses	A$262M		A$280M		A$234M
Total Sales Revenue	A$2,568M		A$3,872M		A$4,508M

+75.5% (Total Sales Revenue, 1H FY2003 to 1H FY2007)

Butler Buildings North America – Number 2 in PEBs

Manufacturing



Warehouse



Retail



Recreation



Showroom



Community



Global steel industry – our long term view has not changed





- China's steel capacity growth rate slowing
- Raw material, energy and internal transport costs reducing relative competitiveness
- Steel reform initiatives evident with more promised
- Underlying demand in China is strong
- Longer term - steel to progressively displace other building materials
- Steel export growth occurring

- Economic growth remains strong
  - Japan – record steel production likely in 2007 stoked by domestic demand
  - Russia – strong economy limits exports
  - USA – strong North American economy
    - World Trade case against China
  - Middle East and Europe – strong demand
- Continued production discipline
- India – growing steel requirements
- Increased alliance activity
- Increase in steel industry mining activity

Global steel industry consolidation accelerating

Global steel industry consolidation increases pace

Most companies shown announced intention to acquire or formed alliances
What will happen in Asia and when?



EU / Americas
EU / Asia
Asia
Australia, Asia, Americas
EU
Americas
120
100
80
60
40
20
0
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Arcelor + Mittal
Nippon Steel
POSCO
JFE
Corus + Tata
Baosteel
US Steel
Nucor
Thyssen Krupp
Evraz
Gerdau
Severstal
Wuhan
ChinaSteel
Maanshan
BlueScope
CSN
SSAB
Crude Steel Production (M tonnes)
Revenue (US$m)


In summary -
a very good 6 months

Questions and Answers



Profitable Through the Cycle
Dynamic Global Steel Market
Strong Board & Management Team
Value Added Branded Products
Growth Opportunities in Asia
A VERY DIFFERENT KIND OF STEEL COMPANY
Strong Operating Track Record
Strong and Flexible Capital Structure
Low Cost Producer
Consistently Strong Cash Flows
Geographic and Product Diversity

BLUESCOPE STEEL

Merrill Lynch Global Metals & Mining Conference 2007, Dublin

Kirby Adams, Managing Director & Chief Executive Officer

8th – 10th May 2007

ASX Code: BSL

END